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SECURITIES A[illegible] 03053513 [illegible]ON
Was[illegible], D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

SEC FILE NUMBER
8- 35776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AM&M Investment Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	New York	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Rogers, Chief Operating Office — 585-248-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2200 Chase Square	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AM&M Investment Brokers, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

ANTHONY L. GUGINO
Notary Public in the State of New York
Monroe County
Commission Expires May 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.M. & M. Investment Brokers, Inc.

(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

Financial Statements as of and for the Years Ended June 30, 2003 and 2002, Supplemental Schedules as of and for the Year Ended June 30, 2003 and Independent Auditors' Report

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

TABLE OF CONTENTS

Deloitte & Touche LLP
2200 Chase Square
Rochester, New York 14604

Tel: (585) 238-3300
Fax: (585) 232-2890
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
A.M. & M. Investment Brokers, Inc.
Rochester, New York

We have audited the following financial statements of A.M. & M. Investment Brokers, Inc. (a New York Corporation and a wholly owned subsidiary of A.M. & M. Financial Services, Inc.) (the "Company") for the years ended June 30, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of A.M. & M. Investment Brokers, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of A.M. & M. Investment Brokers, Inc. as of June 30, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.



July 29, 2003

A.M. & M. INVESTMENT BROKERS, INC.

(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

BALANCE SHEETS
JUNE 30, 2003 AND 2002

ASSETS	**2003**	**2002**
CURRENT ASSETS:		
Cash and cash equivalents	$ 319,072	$ 127,328
Commissions receivable	16,549	110,349
Total current assets	335,621	237,677
DEFERRED INCOME TAX ASSET	8,568	59,067
DEPOSIT	25,000	25,000
TOTAL	$ 369,189	$ 321,744

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued commissions	$ 43,321	$ 172,798
Accrued income tax	31,258	
Total current liabilities	74,579	172,798
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid in capital	4,002	3,800
Retained earnings	285,608	140,146
Total stockholder's equity	294,610	148,946
TOTAL	$ 369,189	$ 321,744

See notes to financial statements.

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
COMMISSION REVENUE	$3,037,247	$2,812,389
OPERATING EXPENSES:		
Commissions	2,322,974	2,420,470
Management fee	555,215	469,949
Insurance	5,306	15,430
Other	48,644	28,624
Total operating expenses	2,932,139	2,934,473
INCOME (LOSS) BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	105,108	(122,084)
(PROVISION) BENEFIT FOR INCOME TAXES	(31,258)	42,063
NET INCOME (LOSS)	$ 73,850	$ (80,021)

See notes to financial statements.

A.M. & M. INVESTMENT BROKERS, INC.

(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED JUNE 30, 2003 AND 2002

	Common Stock		Additional Paid in Capital	Retained Earnings
	Shares	Amount		
BALANCE—June 30, 2001	100	$ 5,000	$ 3,800	$ 220,167
Net loss for fiscal 2002				(80,021)
BALANCE—June 30, 2002	100	5,000	3,800	140,146
Merger with A.M. & M. Risk Management, Inc.			202	71,612
Net income for fiscal 2003				73,850
BALANCE—June 30, 2003	100	$ 5,000	$ 4,002	$ 285,608

See notes to financial statements.

A.M. & M. INVESTMENT BROKERS, INC.

(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES:		
Net income (loss)	$ 73,850	$ (80,021)
Adjustments to reconcile net income (loss) to net cash flow provided by (used in) operating activities:		
Changes in:		
Commissions receivable	93,800	(8,057)
Accrued commissions	(129,477)	18,084
Accrued and deferred income taxes	81,757	(42,067)
Net cash flow provided by (used in) operating activities	119,930	(112,061)
INVESTING ACTIVITIES:		
Increase in cash from merger	71,814	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	191,744	(112,061)
CASH AND CASH EQUIVALENTS—Beginning of year	127,328	239,389
CASH AND CASH EQUIVALENTS—End of year	$319,072	$127,328

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES—During fiscal year ended 2003, the Company merged with A.M. & M. Risk Management, Inc. As a result of the merger, the Company recorded $71,612 of retained earnings and $202 of additional paid in capital.

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—A.M. & M. Investment Brokers, Inc. (the "Company"), located in Rochester, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the Upstate New York area.

The Company is a wholly owned subsidiary of A.M. & M. Financial Services, Inc. (AM&M).

During 2003, the Company merged with A.M. & M. Risk Management, a related company, which was formerly a wholly owned subsidiary of AM&M. The merger was accounted for using historical cost basis and resulted in an increase in stockholder's equity of $71,814 at June 30, 2003.

Basis of Accounting—The Company's financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. Cash and cash equivalents include $40,956 and $49,750 at June 30, 2003 and 2002, respectively, which represents the Company's share of cash in a pooled account with other related companies.

Deposit—The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

Recognition of Revenue—Mutual fund commissions are recognized on an accrual basis as the customers' funds are submitted to the respective mutual funds for investment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INCOME TAXES

The Company is included in the consolidated Federal and New York State income tax returns of AM&M.

The Company is party to an informal tax sharing agreement with AM&M. Under the terms of the agreement, the Company pays an amount of tax to AM&M equal to the amount of Federal and New York State income tax which would be due if the Company filed a separate Federal and New York State income tax return. The Company receives benefit for losses to the extent it has paid tax in the past or, if it has a net operating loss carryforward, when it realizes the benefit therefrom. The Company also provides deferred income taxes as if it was filing a separate Federal and New York State income tax return.

The income tax provisions for fiscal 2003 and 2002 reflect Federal and New York State corporate taxes at statutory rates.

The deferred tax assets and liabilities are attributable to the Company reporting on the cash basis of accounting for income tax purposes, and the net operating loss incurred in 2002.

3. RELATED PARTY TRANSACTIONS

Management Fee—The Company is charged a management fee by an affiliated company for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $555,215 and $469,949 for the years ended June 30, 2003 and 2002, respectively.

Commissions—Commissions totaling $479,703 and $612,005 were paid to the principal officer of the Company during fiscal 2003 and 2002, respectively.

Line of Credit—The Company guarantees amounts borrowed under a $100,000 line of credit agreement in the name of its parent, AM&M. At June 30, 2003 and 2002, AM&M had $71,728 and $55,829 in outstanding borrowings under this agreement, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULES

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

EXCESS NET CAPITAL
JUNE 30, 2003

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at June 30, 2003:

TOTAL ASSETS	$ 369,189	
LESS: TOTAL LIABILITIES	74,579	
ADJUSTED NET WORTH	294,610	
LESS: NON-ALLOWABLE ASSETS	100,022	
NET CAPITAL		$ 194,588
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ 4,972	
Minimum requirement	$ 50,000	
Greater of the above		50,000
EXCESS NET CAPITAL		$ 144,588

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

EXEMPTIVE PROVISION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2003

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 AND THE COMPUTATION FOR DETERMINATION OF THE REVENUE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3
JUNE 30, 2003

Total capital and allowable subordinated liabilities per Focus IIA	$ 250,539
Adjustments:	
1. Tax Sharing – according to an informal tax sharing arrangement between AM&M Investment Brokers and its parent company, AM&M Investment Brokers is required to repay or receive reimbursement for any tax liability or asset created on the corporate consolidated return by the profit or loss generated by AM&M Investment Brokers. This adjustment as computed by our outside auditors was added to the due from asset on AM&M Investment Broker's books.	50,499
2. Between the date of filing our Focus IIA and arrival of our outside auditors, necessary clean-up of erroneous transactions in our new commission processing database was completed. This clean-up left only the correct transactions remaining in our accounts receivable balance, which was reflected on our audited financial statements.	(33,199)
3. It is customary for our outside auditors to compute our deferred tax liability and as such it was not available upon filing of our Focus IIA. This adjustment was made on the audited financial statements as a reduction in our deferred tax asset.	(900)
4. In coordination with number 2 above, the amount payable to our outside representatives was reduced by the removal of the erroneous transactions in our new commissions system.	27,223
5. In relation to number 3 above, our outside accountants also compute our current tax liability for the broker dealer. This number was adjusted and reflected in our audited financial statements by reducing the liability by $448.	448
6. In error in recording additional paid in capital produced a reclassification of $202 between common stock and additional paid in capital. This adjustment had no effect on the computation on net capital, as it was simply a reclassification	0
Total capital and allowable support dated liabilities per audited financial statements (Net Worth)	$ 294,610

Unallowable assets per Focus IIA	$ 52,625
Adjustments	
1. The previously recorded non-allowed receivable on the originally filed Focus IIA is to be removed after the commissions system clean-up.	(2,202)
2. The tax sharing arrangement that adjusted AM&M Investment Brokers assets upwards was made to a non-allowable asset account. Therefore, the non-allowable assets are increased by this same amount.	50,499
3. The reduction in deferred tax assets as mentioned in number 3 of the previous schedule was also made to an unallowable account and therefore needs to be adjusted accordingly.	(900)
Total non-allowable assets per audited financial statements	$ 100,022

Deloitte & Touche LLP
2200 Chase Square
Rochester, New York 14604

Tel: (585) 238-3300
Fax: (585) 232-2890
www.deloitte.com



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
A.M. & M. Investment Brokers, Inc.

In planning and performing our audit of the financial statements of A.M. & M. Investment Brokers, Inc. (a New York Corporation and wholly owned subsidiary of A.M. & M. Financial Services, Inc.) (the "Company") for the year ended June 30, 2003 (on which we have issued our opinion dated July 29, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with practice and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisitions, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



July 29, 2003